

July 20, 2011

Via E-mail
Ms. Kimberly A. Weimer
Vice President and Chief Financial Officer
Enduro Resource Partners LLC
777 Main Street, Suite 800
Fort Worth, Texas 76102

> **Re: Enduro Resource Partners LLC**
> **Enduro Royalty Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-174225**

Dear Ms. Weimer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1 through 4 from our letter to you dated June 13, 2011. In this regard, please also file the registration rights agreement with Enduro Sponsor.

2. We note your response to prior comments 5 and 6 from our letter dated June 13, 2011. Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin or region where hydraulic fracturing is used.

3. We note your disclosure on page 27 that "The operators of the Underlying Properties may be unable to recover some or any of these costs from insurance, in which case the amount of cash received by the trust may be decreased." Please revise your disclosure to discuss, particularly with respect to pollution liability and associated environmental remediation costs:

- the applicable policy limits and deductibles related to the Trust's insurance coverage;

- the related indemnification obligations of the Trust and those of the third party operators, if applicable;

- the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- the risks for which you are insured for hydraulic fracturing operations on the Underlying Properties.

Use of Proceeds, page 35

4. We note your response to prior comment 13 from our letter dated June 13, 2011 and reissue the comment in part. Please expand to disclose by footnote or otherwise in sufficient detail the activities or expenses that constitute "general limited liability company purposes."

Engineering Comments

Production Estimates and Development Expenses, page 47

5. We note your response to prior comment 25 from our letter dated June 13, 2011 in which you reference the "stable production" of your properties. We further note that your statement on page 47 that the "Enduro Sponsor expects the annual decline rate after five years will increase to 9% per year." However, those statements do not appear to reconcile with the fact that you incurred production declines of 5.4% in 2009 and 12% in 2010. Please revise your disclosures accordingly or provide us with further support for your position that your production is stable and that your production decline will "increase" to 9%. Make any adjustments to your projected cash distributions as well.

6. Regarding your response to prior comment 26 from our letter dated June 13, 2011, as previously requested please revise your document to comply with all the requirements of Item 1203 concerning proved undeveloped reserves, including the amount of capital you spent to convert proved undeveloped reserves to proved developed reserves.

7. Regarding your response to prior comment 29 from our letter dated June 13, 2011, we note that you stated you added 29 Proved Undeveloped reserve locations in the Lower Cotton Valley and Haynesville Shale. Please tell us how many of those wells have been drilled and their results. In addition, pleases tell us the justification for classifying those locations as proved undeveloped reserves in 2010. In addition, please tell us the average EUR of a Haynesville Shale PUD versus a Lower Cotton Valley (LCV) PUD, the estimated average drilling costs and estimated completion cost of a Haynesville well and a LCV well and the average length of time it will take both a Haynesville well and a LCV well to produce the estimated reserves. Tell us on average how much future investment was included in the reserve evaluations for re-fracturing of the shale wells and the time interval estimated between re-fracs and the basis for that estimate.

8. According to the map at the very beginning of your filing and in the table on page 2, you have identified two distinct geographic areas within your Underlying Properties: the Permian Basin Region in West Texas and New Mexico, and the East Texas/Northern Louisiana Region where you have identified production, reserves, PV10 value and R/P ratio of each of these geographic regions. Therefore, in regards to disclosure required by Items 1204 Oil and Gas Production, Production Prices and Production Costs; Item 1205 – Drilling and other Exploratory and Development Activities; 1206 – Present Activities; and Item 1208 – Oil and Gas Properties, Wells, Operations and Acreage, please revise your document to include these disclosures by major geographic region as directed in those specific Items.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Sean T. Wheeler
        Latham & Watkins LLP